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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 16)

Celltech Group plc
(Name of Subject Company (Issuer))

UCB S.A.
(Names of Filing Persons (Offeror))

Ordinary Shares
American Depositary Shares
(Title of Class of Securities)

Ordinary Shares (GB0001822765)
American Depositary Shares (US1511581027)
(CUSIP Number of Class of Securities)

Jettie Van Caenegem
UCB S.A.
60 Allee de la Recherche, 1070
Brussels
Tel: 011 32 2 559 9516
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)
$2,731,955,531	$346,138

(1)
For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the Celltech Shares and Celltech ADSs (each Celltech ADS represents two Celltech Shares) to be received by UCB, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 278,128,673 Celltech Shares (including Celltech Shares represented by ADSs) multiplied by 550 pence per Celltech Share, the cash consideration being offered per Celltech Share which yields £1,543,913,835, converted to U.S. dollars at the noon buying rate on May 17, 2004, of £1=$1.7695 which yields $2,731,955,531, multiplied by 0.0001267, which yields $346,138. Each of the capitalized terms used is defined in the Tender Offer Statement on Schedule TO filed May 19, 2004.

(2)
Sent via wire transfer to the SEC on May 18, 2004.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Field:

☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issue tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 16 amends the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission (the "SEC") on May 19, 2004 by UCB S.A., a société anonyme organized under the laws of the Kingdom of Belgium ("UCB"), relating to a third-party tender offer (the "Offer") by UCB to purchase all of the (i) ordinary shares, nominal value of 50 pence each (the "Celltech Shares"), and (ii) American Depositary Shares, each representing two Celltech Shares and evidenced by American Depositary Receipts (the "Celltech ADRs"), of Celltech Group plc, a public limited company organized under the laws of England and Wales ("Celltech").

On August 10, 2004 Celltech issued a press release related to, inter alia, the suspension of trading of the Celltech ADRs on the New York Stock Exchange. A copy of the press release is attached as exhibit 99.(a)(32) hereto.

ITEM 12. EXHIBITS.

99.(a)(1)†	Offer Document dated May 19, 2004.
99.(a)(2)†	Letter of Transmittal.
99.(a)(3)†	Notice of Guaranteed Delivery.
99.(a)(4)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(5)†	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(6)†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.(a)(7)†	Summary Advertisement in the Wall Street Journal.
99.(a)(8)†	Form of Acceptance, Authority and Election.
99.(a)(9)†	Instructions on "How to accept the Offer for your Celltech Shares".
99.(a)(10)*†	Agreement for the Collaboration Between Celltech R & D LTD and UCB Farchim S.A.
99.(a)(11)†	Confidentiality Agreement dated April 19, 2004 between UCB and Celltech.
99.(a)(12)†	Memorandum of Understanding dated May 13, 2004 between UCB and Celltech.
99.(a)(13)†	Side Letter from UCB to Celltech dated May 17, 2004.
99.(a)(14)†	Summary advertisement in the Financial Times.
99.(a)(15)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(16)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(17)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(18)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(19)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(20)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(21)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(22)†	Press release by UCB announcing the level of acceptances pursuant to the Offer as at June 17, 2004 and an extension of the initial offer period.

99.(a)(23)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(24)†	Press release by UCB announcing a decision by the U.K. Office for Fair Trading and that all conditions to the Offer relating to merger clearances have been satisfied.
99.(a)(25)†	Press release by UCB announcing the level of acceptances pursuant to the Offer as at July 1, 2004 and an extension of the initial offer period.
99.(a)(26)†	Press release by UCB announcing that the Offer has become unconditional in all respects and the level of acceptances as of July 5, 2004.
99.(a)(27)†	Press release by UCB announcing the level of acceptances pursuant to the Offer as of July 9, 2004.
99.(a)(28)†	Companies Form No. 429(4), Notice to non-assenting shareholders pursuant to Section 429(4) of the Companies Act 1985, dated July 12, 2004.
99.(a)(29)†	Letter from UCB to holders of Celltech Shares resident in Australia, Belgium, Canada or Japan regarding the compulsory acquisition of Celltech Shares, dated July 12, 2004.
99.(a)(30)†	Letter from UCB to holders of Celltech Shares regarding the compulsory acquisition of Celltech Shares, dated July 12, 2004.
99.(a)(31)†	Press release by Celltech related to, inter alia, the cancellation of the listing and admission to trading of the Celltech Shares on the London Stock Exchange.
99.(a)(32)°	Press release by Celltech related to, inter alia, the suspension of trading of the Celltech ADRs on the New York Stock Exchange.
99.(b)(1)†
Umbrella Agreement attaching a Credit Facility Letter, Credit Agreement, General Lending Conditions and General Terms and Conditions, dated as of May 17, 2004, between Fortis Bank S.A./N.V. and UCB S.A.
99.(b)(2)†	Umbrella Agreement attaching a Credit Contract, Credit Conditions and General Conditions, dated as of May 17, 2004, between KBC Bank N.V. and UCB S.A.
99.(d)(1)†	Inducement Agreement dated May 17, 2004 between UCB and Celltech.
99.(d)(2)†	Irrevocable undertaking by Mr. Goran Ando.
99.(d)(3)†	Irrevocable undertaking by Mr. Mick Newmarch.
99.(d)(4)†	Irrevocable undertaking by Ms. Ingelise Saunders.
99.(d)(5)†	Irrevocable undertaking by Ms. Melanie Lee.
99.(d)(6)†	Irrevocable undertaking by Dr. Peter Fellner.
99.(d)(7)†	Irrevocable undertaking by Mr. Peter Read.
99.(d)(8)†	Irrevocable undertaking by Mr. Marvin Jaffe.
99.(d)(9)†	Irrevocable undertaking by Mr. Peter Allen.
99.(d)(10)†	Irrevocable undertaking by Dr. Peter Fellner and Mrs. Jennifer Fellner.
99.(d)(11)†	Irrevocable undertaking by Mrs. Jennifer Fellner.
99.(d)(12)†	Irrevocable undertaking by Ms. Norma Read.

*
Confidential treatment requested. Confidential material has been redacted and separately submitted to the SEC.

†
Previously filed with the SEC.

°
Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ GEORGES JACOBS
	Name:	Baron Georges Jacobs
	Title:	Executive Director
	Date:	August 11, 2004

EXHIBIT INDEX

99.(a)(1)†	Offer Document dated May 19, 2004.
99.(a)(2)†	Letter of Transmittal.
99.(a)(3)†	Notice of Guaranteed Delivery.
99.(a)(4)†	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(5)†	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99.(a)(6)†	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
99.(a)(7)†	Summary Advertisement in the Wall Street Journal.
99.(a)(8)†	Form of Acceptance, Authority and Election.
99.(a)(9)†	Instructions on "How to accept the Offer for your Celltech Shares".
99.(a)(10)*†	Agreement for the Collaboration Between Celltech R & D LTD and UCB Farchim S.A.
99.(a)(11)†	Confidentiality Agreement dated April 19, 2004 between UCB and Celltech.
99.(a)(12)†	Memorandum of Understanding dated May 13, 2004 between UCB and Celltech.
99.(a)(13)†	Side Letter from UCB to Celltech dated May 17, 2004.
99.(a)(14)†	Summary advertisement in the Financial Times.
99.(a)(15)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(16)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(17)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(18)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(19)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(20)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(21)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(22)†	Press release by UCB announcing the level of acceptances pursuant to the Offer as at June 17, 2004 and an extension of the initial offer period.
99.(a)(23)†	Announcement pursuant to Rule 8 of the City Code in connection with an acquisition of Celltech Shares by or for the benefit of UCB.
99.(a)(24)†	Press release by UCB announcing a decision by the U.K. Office for Fair Trading and that all conditions to the Offer relating to merger clearances have been satisfied.
99.(a)(25)†	Press release by UCB announcing the level of acceptances pursuant to the Offer as at July 1, 2004 and an extension of the initial offer period.
99.(a)(26)†	Press release by UCB announcing that the Offer has become unconditional in all respects and the level of acceptances as of July 5, 2004.
99.(a)(27)†	Press release by UCB announcing the level of acceptances pursuant to the Offer as of July 9, 2004.

99.(a)(28)†	Companies Form No. 429(4), Notice to non-assenting shareholders pursuant to Section 429(4) of the Companies Act 1985, dated July 12, 2004.
99.(a)(29)†	Letter from UCB to holders of Celltech Shares resident in Australia, Belgium, Canada or Japan regarding the compulsory acquisition of Celltech Shares, dated July 12, 2004.
99.(a)(30)†	Letter from UCB to holders of Celltech Shares regarding the compulsory acquistion of Celltech Shares, dated July 12, 2004.
99.(a)(31)†	Press release by Celltech related to, inter alia, the cancellation of the listing and admission to trading of the Celltech Shares on the London Stock Exchange.
99.(a)(32)°	Press release by Celltech related to, inter alia, the suspension of trading of the Celltech ADRs on the New York Stock Exchange.
99.(b)(1)†
Umbrella Agreement attaching a Credit Facility Letter, Credit Agreement, General Lending Conditions and General Terms and Conditions, dated as of May 17, 2004, between Fortis Bank S.A./N.V. and UCB S.A.
99.(b)(2)†	Umbrella Agreement attaching a Credit Contract, Credit Conditions and General Conditions, dated as of May 17, 2004, between KBC Bank N.V. and UCB S.A.
99.(d)(1)†	Inducement Agreement dated May 17, 2004 between UCB and Celltech.
99.(d)(2)†	Irrevocable undertaking by Mr. Goran Ando.
99.(d)(3)†	Irrevocable undertaking by Mr. Mick Newmarch.
99.(d)(4)†	Irrevocable undertaking by Ms. Ingelise Saunders.
99.(d)(5)†	Irrevocable undertaking by Ms. Melanie Lee.
99.(d)(6)†	Irrevocable undertaking by Dr. Peter Fellner.
99.(d)(7)†	Irrevocable undertaking by Mr. Peter Read.
99.(d)(8)†	Irrevocable undertaking by Mr. Marvin Jaffe.
99.(d)(9)†	Irrevocable undertaking by Mr. Peter Allen.
99.(d)(10)†	Irrevocable undertaking by Dr. Peter Fellner and Mrs. Jennifer Fellner.
99.(d)(11)†	Irrevocable undertaking by Mrs. Jennifer Fellner.
99.(d)(12)†	Irrevocable undertaking by Ms. Norma Read.

*
Confidential treatment requested. Confidential material has been redacted and separately submitted to the SEC.

†
Previously filed with the SEC.

°
Filed herewith.

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SIGNATURE
EXHIBIT INDEX